Exhibit 99.1

LightInTheBox to Hold Annual General Meeting

SINGAPORE, September 10, 2024 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), an apparel e-commerce retailer that ships products to consumers worldwide, announced that it will hold its annual general meeting of shareholders (the “AGM”) at the 11th Floor, 1188 Financial Center, No. 1188 Minsheng Road, Pudong New Area, Shanghai, People’s Republic of China, in October 2024 for the purposes of considering and, if thought fit, passing the resolutions to adopt the sixth amended and restated memorandum and articles of association for removing the special voting rights of certain shareholders as set forth in its currently effective fifth amended and restated memorandum and articles of association, details of which will be included in the notice of the AGM (the “AGM Notice”). The AGM Notice and the form of proxy for the AGM will be filed shortly with the U.S. Securities and Exchange Commission (the “SEC”) and made available on the Company’s website at https://ir.lightinthebox.com/.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is an apparel e-commerce retailer that ships products to consumers worldwide. With a focus on serving middle-aged and senior customers, LightInTheBox leverages its global supply chain and logistics networks, along with its in-house R&D and design capabilities to offer a wide selection of comfortable, aesthetically pleasing and visually interesting apparel that brings fresh joy to customers. LightInTheBox operates its business through www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and other websites, as well as mobile applications that are available in more than 20 major languages and 140 countries and regions. The Company is headquartered in Singapore, with additional offices in California, Shanghai, and Beijing.

For more information, please visit www.lightinthebox.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, its business outlook, and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox's future business developments, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance its customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@lightinthebox.com

Jenny Cai

Piacente Financial Communications

Email: lightinthebox@tpg-ir.com

Brandi Piacente

Piacente Financial Communications

Tel: +1-212-481-2050

Email: lightinthebox@tpg-ir.com